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Exhibit 10.57

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July 12, 2004

Mr. Russ Mann
39651 Via Cacho
Temecula, CA 92592

Dear Russ:

        On behalf of Peregrine Systems, Inc. ("PSI") we would like to offer you the position of Senior Vice President, Strategic Initiatives reporting to John Mutch, President and Chief Executive Officer, effective on or about August 2, 2004 ("Commencement Date"), subject to the following terms and conditions:

        1.    BASE SALARY.    Your starting salary will be $11,041.67 per semi-monthly pay period effective with your Commencement Date.

        2.    EMPLOYMENT TERM.    The term of your employment under this letter agreement (the "Employment Term") will begin on your Commencement Date and end when it is terminated in accordance with Section 6.

        3.    BONUS.    Additionally, you will be eligible to participate in the Management Incentive Compensation Plan (MICP) with an annual target of $50,000. This bonus is paid semi-annually, prorated from your hire date. A copy of the summary plan description is attached.

        4.    BENEFITS.    You will be eligible to participate in PSI's employee benefit plans of general application, including, without limitation, those plans covering medical, disability and life insurance in accordance with the rules established for individual participation in any such plan and under applicable law. You will be eligible for paid time off ("PTO") in accordance with PSI policies in effect during the term of this letter agreement and will receive such other benefits as PSI generally provides to its other employees of comparable position and experience.

        5.    OPTIONS.    Subject to formal approval by the Compensation Committee of the Board of Directors, you will be granted an option to purchase up to 65,000 shares of PSI common stock, subject to execution of this letter agreement and your executing a stock option agreement consistent with the terms and conditions of the 2003 Equity Incentive Plan (the "Plan"). The date of grant of the Options will be the Commencement Date or date of formal approval by the Compensation Committee, whichever is later (the "Grant Date"), and the exercise price per share of the Options will be the fair market value of PSI's common stock on the Grant Date as determined under the Plan. The right to exercise the Options will vest 25% after the first 12 months, and in 36 equal monthly installments thereafter. Notwithstanding any provisions of the Plan or the stock option grant agreement evidencing the Options to the contrary, if you terminate your employment with PSI for Good Reason (as defined below) or are subject to a Termination without Cause (as defined below), in each case in connection with or within twelve (12) months after the occurrence of a Change in Control (as defined in the Plan), 100% of the portion of this Option which would otherwise be unvested as of the date of your termination under the provisions set forth in the stock option grant agreement shall become vested as of the date of your termination.

        6.    TERMINATION.    Peregrine Systems is an "at-will" employer, and as such the employer/employee relationship is subject to termination by either party at any time with or without cause as follows:

  a)
  You may terminate your employment upon written notice to PSI at any time in your discretion ("Voluntary Termination") by providing 60 days' written notice to the President and CEO;

  b)
  PSI may terminate your employment upon written notice to you at any time following a determination that there is "Cause" as defined below, for such termination ("Termination for Cause");

  c)
  PSI may terminate your employment upon written notice to you at any time without a determination that there is Cause for such termination ("Termination without Cause").

  d)
  You may terminate your employment upon written notice to PSI upon 30 days' prior written notice to the President and CEO ("Notice Period") following a determination by you that there is "Good Reason" (as defined below) for such termination ("Termination for Good Reason"). Such termination will be effective at the end of the Notice Period if PSI has not substantially remedied the Good Reason for such termination.

  e)
  Your employment will automatically terminate upon your death or upon your Disability (as defined below) ("Termination for Death or Disability").

For purposes of this letter agreement, the term "Disability" shall mean your inability to substantially perform your job responsibilities for a period of 180 consecutive days or 180 days in the aggregate in any 12-month period. For purposes of this letter agreement, "Cause" means (i) gross negligence or willful misconduct in the performance of your duties to PSI (other than as a result of a Disability); (ii) repeated and continued failure to perform your duties and responsibilities as a PSI employee (including, but not limited to your compliance with any written policy of PSI) in good faith after having a reasonable opportunity to cure such failure; (iii) commission of any act of fraud or violation of any federal or state securities laws or any SEC rules and regulations with respect to PSI; or (iv) conviction of a felony or a crime involving moral turpitude if such felony or crime could cause material harm to the business affairs or reputation of PSI in the reasonable determination of PSI's Board of Directors. No act or failure to act by you shall be considered "willful" if done or omitted by you in good faith with reasonable belief that your action or omission was in the best interests of PSI. "Good Reason" shall mean (i) a significant reduction of your duties, title, position, or responsibilities relative to your duties, title, position, or responsibilities in effect immediately prior to such reduction (including a material change in your reporting structure which shall include, but not be limited to, your no longer reporting to the President and CEO) that is effected without your consent or agreement; (ii) a substantial reduction without good business reasons of the facilities and perquisites available to you immediately prior to such reduction if such reduction is effected without your consent or agreement; (iii) a reduction by PSI in your Base Salary and Target Bonus in effect immediately prior to such reduction if such reduction is effected without your consent or agreement (other than any such reduction that is effected on substantially a company-wide basis in order to reduce PSI's operating expenses); (iv) the relocation of your primary office at PSI to a facility or location that is more than fifty (50) miles away from your primary office location immediately prior to such relocation, if such relocation is effected without your consent or agreement.

        7.    SEPARATION BENEFITS.    Upon termination of your employment with PSI for any reason, you will receive payment for all salary and unpaid PTO (paid time off) accrued to the date of your termination of employment. Your benefits will be continued under PSI's then existing benefit plans and policies for so long as provided under the terms of such plans and policies and as required by applicable law. Under certain circumstances, you will also be entitled to receive severance benefits as set forth below, but you will not be entitled to any other compensation, award or damages with respect to your employment or termination.

  a.
  In the event of your Voluntary Termination or Termination for Cause, you will not be entitled to any cash severance benefits or additional vesting of shares of stock options.

  b.
  Subject to your compliance with Section 8, in the event of your Termination for Good Reason or Termination without Cause, you will be entitled to a severance payment equal to your annual base salary paid in twenty four semi-monthly installments plus one (1) year of COBRA coverage, reimbursed by PSI, for medical, dental, and vision insurance subject to the same coverage levels and employee contribution rate as in effect prior to your termination.

  c.
  Subject to your compliance with Section 8, in the event of a Change of Control in conjunction with either a Termination for Good Reason or Termination without Cause during the twelve (12) month period following a Change of Control, you will be paid a lump sum cash payment equal to your annual base salary plus one (1) year of COBRA coverage, reimbursed by PSI, for medical, dental, and vision insurance subject to the same coverage levels and employee contribution rate as in effect prior to termination. The lump sum payment will be due in full on your last day of employment with PSI. In the event of your termination by PSI or any successor corporation for any reason in connection with or following a Change of Control, you will only be entitled to the payment set forth in this Subsection (c) (for purposes of clarity, you will not be entitled to any additional severance payment pursuant to Subsection (b)).

        8.    RELEASE.    You agree that the severance payments you may be entitled to upon Termination for Good Reason, Termination without Cause or upon a Change of Control (assuming your employment is terminated in connection with or within twelve (12) months following such Change of Control) will not apply unless you (i) have executed a general release (in a form customarily used by PSI) of all known and unknown claims that you may then have against PSI and/or persons or entities affiliated with PSI, (ii) have agreed not to prosecute or bring any legal action or other proceeding based upon any of such claims and (iii) have agreed to provide reasonable transition assistance to PSI (or the surviving corporation) for three (3) months following termination of employment.

        9.    CONFIDENTIALITY, NONSOLICITATION.    In light of the fact that the confidential information that you have acquired, and will acquire, is inextricably bound with your knowledge regarding the conduct of PSI's business activities and that therefore you would necessarily use confidential information if you were to compete with PSI, you agree that during the Employment Term, and for a period of one (1) year thereafter, you will not provide any services, whether as an officer, director, proprietor, employee, partner, consultant, advisor, agent, sales representative or otherwise, nor will you own beneficially securities of any entity (except that, in the case of any entity whose equity securities are publicly-held, you may beneficially own up to 2% of the outstanding equity securities of such entity or any mutual fund holding securities of such entity) that, directly or indirectly, competes with any of PSI's present or future (up to the date of termination) business activities. You further agree that in light of the nature of PSI's business, and the life-cycle of product development, the one-year period provided for above shall apply in regardless of the nature or reason for your termination and that it is reasonable and necessary in order to protect the confidential, proprietary and trade-secret information that you will acquire as a result of being Senior Vice President, Strategic Initiatives of PSI. Notwithstanding the foregoing, such restrictions shall not preclude you from providing any services to a distinct business unit of an entity if such unit does not compete with PSI's business activities, regardless of whether any other distinct business unit of such entity competes with PSI's business activities. You also, further and independently, agree that during your employment with PSI, and for a period of one (1) year after termination of your employment with PSI, you will not for any reason, whether directly or indirectly: (a) solicit, recruit, take away or attempt to take away, any employee or consultant of PSI or any of its affiliates, or induce (or attempt to induce) any employee or consultant of PSI or any of its affiliates to terminate his or its employment or services with PSI or any of PSI's affiliates; or (b) directly or indirectly, solicit any customer of PSI or any of its affiliates or induce any customer of PSI or its affiliates to terminate its relationship with PSI or any PSI affiliate; provided, however, that this non-solicitation provision shall not prevent you from hiring any employee or consultant of PSI or any of its affiliates that you can demonstrate either (i) approached you independently without any prior direct or indirect solicitation or encouragement by you or on your part, or (ii) replied to a solicitation made to the general public without any direct or indirect solicitation or encouragement by you or on your part.

        10.    GOVERNING LAW.    This letter agreement will be governed by the internal laws of the State of California without reference to its conflict of laws provisions.

        11.    ARBITRATION.

          (a)    General.    Any controversy, dispute, or claim between the parties to this agreement, including any claim arising out of, in connection with, or in relation to the formation, interpretation, performance or breach of this agreement shall be settled exclusively by arbitration, before a single arbitrator, in accordance with these provisions and the then most applicable rules of the American Arbitration Association. Judgment upon any award rendered by the arbitrator may be entered by any state or federal court having jurisdiction thereof. Such arbitration shall be administered by the American Arbitration Association. Arbitration shall be the exclusive remedy for determining any such dispute, regardless of its nature. Notwithstanding the foregoing, either party may in an appropriate matter apply to a court for provisional relief, including a temporary restraining order or a preliminary injunction, on the ground that the award to which the applicant may be entitled in arbitration may be rendered ineffectual without provisional relief. Unless mutually agreed by the parties otherwise, any arbitration shall take place in the City of San Diego, California.

          (b)    Selection of Arbitrator.    In the event the parties are unable to agree upon an arbitrator, the parties shall select a single arbitrator from a list of nine arbitrators drawn by the parties at random from the "Independent" (or "Gold Card") list of retired judges or, at your option, from a list of nine persons (which shall be retired judges or corporate or litigation attorneys experienced in stock options and buy-sell agreements) provided by the office of the American Arbitration Association having jurisdiction over San Diego, California. If the parties are unable to agree upon an arbitrator from the list so drawn, then the parties shall each strike names alternately from the list, with the first to strike being determined by lot. After each party has used four strikes, the remaining name on the list shall be the arbitrator. If such person is unable to serve for any reason, the parties shall repeat this process until an arbitrator is selected.

          (c)    Applicability of Arbitration; Remedial Authority.    This agreement to resolve any disputes by binding arbitration shall extend to claims against any parent, subsidiary or affiliate of each party, and, when acting within such capacity, any officer, director, shareholder, employee or agent of each party, or of any of the above, and shall apply as well to claims arising out of state and federal statutes and local ordinances as well as to claims arising under the common law. In the event of a dispute subject to this paragraph the parties shall be entitled to reasonable discovery subject to the discretion of the arbitrator. The remedial authority of the arbitrator (which shall include the right to grant injunctive or other equitable relief) shall be the same as, but no greater than, would be the remedial power of a court having jurisdiction over the parties and their dispute. The arbitrator shall, upon an appropriate motion, dismiss any claim without an evidentiary hearing if the party bringing the motion establishes that he or it would be entitled to summary judgment if the matter had been pursued in court litigation. In the event of a conflict between the applicable rules of the American Arbitration Association and these procedures, the provisions of these procedures shall govern.

          (d)    Fees and Costs.    Any filing or administrative fees shall be borne initially by the party requesting arbitration. PSI shall be responsible for the costs and fees of the arbitration, unless you wish to contribute (up to 50%) to the costs and fees of the arbitration. Notwithstanding the foregoing, the prevailing party in such arbitration, as determined by the arbitrator, and in any enforcement or other court proceedings, shall be entitled, to the extent permitted by law, to reimbursement from the other party for all of the prevailing party's costs (including but not limited to the arbitrator's compensation), expenses, and attorneys' fees.

          (e)    Award Final and Binding.    The arbitrator shall render an award and written opinion, and the award shall be final and binding upon the parties. If any of these arbitration provisions, or of this agreement, are determined to be unlawful or otherwise unenforceable, in whole or in part, such determination shall not affect the validity of the remainder of this agreement, and this agreement shall be reformed to the extent necessary to carry out its provisions to the greatest extent possible and to insure that the resolution of all conflicts between the parties, including those arising out of statutory claims, shall be resolved by neutral, binding arbitration. If a court should find that the arbitration provisions of this agreement are not absolutely binding, then the parties intend any arbitration decision and award to be fully admissible in evidence in any subsequent action, given great weight by any finder of fact, and treated as determinative to the maximum extent permitted by law.

        12.    ENTIRE AGREEMENT.    This letter agreement, your stock option agreement, and your Invention and Non-Disclosure Agreement with PSI contain the entire agreement and understanding of the parties with respect to the subject matter hereof. Except as provided in this letter agreement, no other agreements, representations or understandings (whether oral or written and whether expressed or implied) which are not expressly set forth in this letter agreement have been made or entered into by either party with respect to the subject matter hereof.

        13.    SUCCESSORS AND ASSIGNS.    This letter agreement will be binding upon you (and your successors, heirs and assigns) and any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of PSI's business and/or assets. For all purposes of this letter agreement, the term "PSI" shall include any successor to PSI's business and/or asserts which becomes bound by this letter agreement.

        In compliance with the Immigration Control and Reform Act, this offer of employment is contingent upon your showing proof, within three days of commencing work, of eligibility and right to work in the United States. Proof is comprised of original documents that establish your identity and your eligibility to work in this country.

        Your employment would not be effective until we receive an executed Invention and Non-Disclosure Agreement, a copy of which is attached. Additionally, this employment offer is contingent upon your execution and return of all employment documents as well as satisfactory reference and background checks.

        We are anxious to receive your response to this offer as soon as possible. If you decide to accept, please sign a copy of this letter in the space indicated below, and return it. If we do not receive your response to this job offer within five days of receipt of this letter, the offer will be rescinded. If you have any questions about the offer details outlined in this letter, please call me.

        Russ, we look forward to having you join the Peregrine Team and to your contributions to the success of Peregrine.

Sincerely,

Mary Lou O'Keefe
Sr. Vice President, Human Resources

cc: Compensation Committee

        IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of PSI by its duly authorized officer, as of the day and year first above written.

PSI:	Peregrine Systems, Inc.
By:

	Title:	Sr. Vice President, Human Resources
Date:

EMPLOYEE:	Russell Mann
Date:

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  Exhibit 10.57